210, 1167 Kensington Cr. N.W.
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FOR IMMEDIATE RELEASE
Oncolytics Biotech® Inc. Enters into Sponsorship Agreement with NCIC CTG for Randomized Phase II Study in Prostate Cancer

CALGARY, AB, --- February 21, 2012 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has entered into an agreement whereby the NCIC Clinical Trials Group (CTG) at Queen’s University in Kingston, Ontario, will  sponsor and conduct a randomized Phase II study of REOLYSIN® in patients with recurrent or metastatic castration resistant prostate cancer.

“Third party sponsored trials remain an important part of our overall clinical strategy. We are pleased to be conducting another randomized study, especially in Canada, with an experienced and capable group like the NCIC CTG,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This study will build on both our early preclinical and clinical prostate cancer work, as well as our growing understanding of REOLYSIN in combination with approved chemotherapeutic agents. As a Company we continue to expand our clinical program to include studies of frequently diagnosed cancers.”

The study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with docetaxel versus docetaxel alone. Approximately 40 response evaluable patients will be enrolled in each arm.

About Prostate Cancer
The Canadian Cancer Society estimates that 25,500 Canadians were diagnosed with prostate cancer and nearly 4,100 Canadians were expected to die from the disease in 2011. The prognosis for patients diagnosed with prostate cancer varies but the five-year survival rate for the period between 2004 and 2006 was approximately 95%.

About the NCIC Clinical Trials Group at Queen’s University
The NCIC Clinical Trials Group (NCIC CTG) is a cancer clinical trials cooperative group that conducts Phase I-III trials testing anti-cancer and supportive therapies across Canada and internationally. It is a national research program of the Canadian Cancer Society.  The NCIC CTG’s Central Office is located at Queen’s University in Kingston, Ontario, Canada. The Group is committed to assessing all modalities of therapy for a spectrum of cancer types. More than 60 member institutions, from major cancer centres to community hospitals, enroll patients in NCIC Clinical Trials Group studies.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase II prostate cancer trial sponsored by the NCIC CTG, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com